Exhibit 99.1

Itaú Corpbanca Files Material Event Notice announcing the Board of Directors Changes

SANTIAGO, Chile, December 15, 2022 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced that it filed today a Material Event Notice with the Chilean Commission for the Financial Market reporting that at the ordinary meeting held yesterday, the Board of Directors of Itaú Corpbanca (the “Board”) was informed about the resignation of Mrs. Leila Cristiane Barboza Braga de Melo as director of the Bank, which is effective as of that date.

Considering the above, and in accordance with Section 9 of the by-laws of Itaú Corpbanca, the Board resolved that the alternate director Tatiana Grecco, will assume as director until the definitive appointment is made in the next annual general meeting of shareholders of the Bank of the replacement of the Mrs. Leila Cristiane Barboza Braga de Melo.

The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / ir@itau.cl / ir.itau.cl